333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

July 7, 2022

Mr. Ruairi Regan
Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	NRI Real Estate Investment and Technology, Inc. (formerly known as NRI Real Token Inc.) Amended Registration Statement on Form 10 Filed May 19, 2022 File No. 000-56395

Dear Mr. Regan:

On behalf of our client, NRI Real Estate Investment and Technology, Inc., a Maryland corporation (the “Company”), and in response to a voice message from you to me on July 5, 2022, below are the Company’s proposed responses to comments one and two communicated by the Staff to the Company in the Staff’s letter, dated June 28, 2022, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form 10 (the “Registration Statement”) filed on May 19, 2022.

We are revising the Registration Statement in response to the Staff’s comments, and the Company intends to file Amendment No. 3 to the Registration Statement on Form 10 (the “Amended Registration Statement”). However, as indicated in my email on June 30, we believe that a preliminary discussion with the Staff would be beneficial. Following your review of the below, we would appreciate the opportunity to discuss these issues in advance of the Company’s filing of the Amended Registration Statement and the accompanying response letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

NRI Real Estate Investment and Technology, Inc.

July 7, 2022

Amendment 2 to Registration Statement on Form 10

General

1.	Refer to your response to comment 2. Given that you are now registering the class of Security Tokens on this registration statement, please revise throughout to make clear that the Security Tokens and your common stock are two separate classes of securities. In this regard, it does not appear appropriate to characterize the Security Tokens as representations of your common stock. Please revise accordingly and remove references to “untokenized” common stock. Also confirm that you will amend your articles of incorporation to designate the Security Tokens as a separate class of securities.

Upon further review of the Maryland General Corporation Law (the “MGCL”), the Company and its counsel are of the belief that the Company should only register one security – the Company’s shares of common stock.

The shares of common stock may be represented and recorded in the records maintained by, or on behalf of, the Company in three forms: (i) physical certificates (if any); (ii) uncertificated book-entry; or (iii) in digital form using blockchain technology. Investors may choose which of the three forms they wish to use to record their ownership of common stock. Those who choose physical certificates will receive certificates representing their ownership of common stock, when and if the Company’s Board of Directors determines to authorize the issuance of physical certificates. Uncertificated book entry common stock will only be reflected in the records of the Transfer Agent. Those who choose to record their ownership of common stock in digital form will receive a Security Token.

The MGCL does not treat digital securities, such as the Security Tokens, as a separate security recognizable in a Company’s capital structure. Instead, the MGCL permits representation of shares of stock in the form of digital securities that are recorded through means of a distributed electronic database in accordance with Sections 2-114 (Maintenance of records of a corporation) and 2-209 (Stock ledger) of the MGCL. As a result, we do not believe that the Security Tokens should be a separate security class under the Company’s charter.

Regardless of the form in which the common stock is recorded, the underlying security is the same as a matter of applicable Maryland law and the organizational documents of the Company. There is no difference in the rights and privileges of stockholders of the Company based on whether their shares of common stock are represented by physical certificates, held in book-entry only or recorded in digital form as Security Tokens. In other words, changing the form in which the shares of common stock are recorded does not reflect a conversion of one security into a separate security.

The Company further advises the Staff that it will revise the Amended Registration Statement to clarify that the Security Tokens solely represent a form of recordation of the holder’s interest in the Company’s common stock. The Company will remove references of “conversion” into Security Tokens to remove any implication that the holder may be converting from one form of security to another when the holder chooses to have their common stock represented by Security Tokens.

NRI Real Estate Investment and Technology, Inc.

July 7, 2022

2.	Given that you are registering the Security Tokens as a separate class, disclose the extent to which Security Tokens are exchangeable for common stock and shares of common stock are exchangeable for Security Tokens. If so, describe the procedures for exchanges in the Description of the Security Tokens section.

In response to the Staff’s comment with respect to registering the Security Tokens as a separate class, the Company respectfully directs the Staff to the Company’s response to comment 1 above. The Security Tokens are simply one form in which an investor may choose to have ownership evidenced. However, the Company advises the Staff that it will revise the Amended Registration Statement to clarify the procedures for a holder to elect to change the method of recordation of the common stock.

If you have any questions or comments concerning this submission, please do not hesitate to call Paul Berkowitz at (305) 579-0658. We look forward to having the opportunity to speak with you regarding our proposed responses.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Paul Berkowitz
Paul Berkowitz

cc: Brent Reynolds, Chief Executive Officer